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                          October 19, 2021

       Michelle Bushore
       Chief Legal Officer
       REALTY INCOME CORP
       11995 El Camino Real
       San Diego, California 92130

                                                        Re: REALTY INCOME CORP
                                                            Registration
Statement on Form S-4
                                                            Filed October 8,
2021
                                                            File No. 333-260165

       Dear Ms. Bushore:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Joseph
Ambrogi at 202-551-4821 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Darren Guttenberg